Exhibit 99.(h)(10)(H)

AMERICAN BEACON BRIDGEWAY LARGE CAP VALUE FUND

INVESTMENT ADVISER FEE WAIVER AGREEMENT

AGREEMENT made this 30th day of April, 2022, by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), on behalf the American Beacon Bridgeway Large Cap Value Fund (the “Fund”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and Bridgeway Capital Management, LLC, a Delaware Limited Liability Corporation, (the “Adviser”).

WHEREAS, pursuant to an Investment Advisory Agreement by and among the Trust, the Manager and the Adviser, dated April 30, 2015, as amended (the “Investment Advisory Agreement”), the Trust and the Manager have retained the Adviser to render investment advisory services (“Services”) to the Fund; and

WHEREAS, pursuant to Section 4 of the Investment Advisory Agreement, the Trust has agreed to compensate the Adviser for the Services rendered pursuant to the Investment Advisory Agreement at the rate specified in Schedule A to the Investment Advisory Agreement (“Adviser Fee”); and

WHEREAS, the Adviser Fee is accrued daily and paid to the Adviser monthly in arrears based on Trust assets under the Adviser’s management during the relevant month with respect to the Fund.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

Adviser Fee Waiver

The Adviser agrees to waive a portion of the Adviser Fee payable by the Trust under the Investment Advisory Agreement from the date hereof through April 30, 2023 (“Expiration Date”) as described on the attached Schedule A (“Adviser Fee Waiver”).

    During the period from April 30, 2022 through the Expiration Date, the Adviser Fee Waiver may be modified by the written mutual agreement of the parties hereto and, with respect to the Trust, a vote of a majority of the Trust’s Board of Trustees.

    The Adviser understands and intends that the Trust will rely on this undertaking in accruing the Fund’s expenses for purposes of calculating the Fund’s net asset value per share and for other purposes, including the preparation of the Fund’s registration statement on Form N-1A and shareholder reports, and expressly permit the Trust to do so.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

Bridgeway Capital Management, LLC		American Beacon Advisors, Inc.
By:	/s/ Tammira Philippe	By:	/s/ Jeffrey K. Ringdahl
Name:	Tammira Philippe		Jeffrey K. Ringdahl
Title:	President and Chief Executive Officer		President

American Beacon Funds
By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Fund individually but only upon the assets of the Fund.

Schedule A

In accordance with the terms of the Adviser Fee Waiver Agreement among the Trust, on behalf of the Fund, the Manager and the Adviser, the Adviser shall waive 0.05% (5 basis points) of the applicable annual advisory fee rate specified in Schedule A to the Investment Advisory Agreement on assets exceeding $750 million with respect to the Fund’s assets under Adviser’s management for the period from April 30, 2022 through April 30, 2023.

Dated as of April 30, 2022